UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

PROLONG INTERNATIONAL CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

743409-10-4

(CUSIP Number)

DECEMBER 31, 2003

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743409-10-4	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Carol A. Auld

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 3,544,999 6. Shared Voting Power 0 7. Sole Dispositive Power 3,544,999 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,544,999

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.9% (based on shares outstanding on December 31, 2003).

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a) Name of Issuer: Prolong International Corporation

(b) Address of Issuer’s Principal Executive Offices:

6 Thomas

Irvine, CA 92618

Item 2.

(a) Name of Person Filing: Carol A. Auld

(b) Address of Principal Business Office:

6 Thomas

Irvine, CA 92618

(c) Citizenship: United States of America

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 743409-10-4

Item 3.

If this statement is filed pursuant Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)     ☐ Broker or dealer registered under Section 15 of the Act;

(b)     ☐ Bank as defined in Section 3(a)(6) of the Act;

(c)     ☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)     ☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)     ☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)     ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)     ☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)     ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)     ☐ Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)     ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) Amount beneficially owned: 3,544,999

(b) Percent of Class: 11.9% (based on shares outstanding on December 31, 2003)

(c) Number of shares as to such person has:

(i)	sole power to vote or to direct the vote of:	3,544,999
(ii)	shared power to vote or to direct the vote of:	0
(iii)	sole power to dispose or to direct the disposition of:	3,544,999
(iv)	shared power to dispose or to direct the disposition of:	0

Item 5. Ownership of 5% or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reported person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☐

Item 6. Ownership of More Than 5% on Behalf of Another Person

Not applicable.

Item	7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item	8. Identification and Classification of Members of the Group.

Not applicable.

Item	9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2004	/s/ Carol A. Auld
Name: Carol A. Auld

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